FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

Suite 810 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6

EXHIBIT LIST

EX-99.1     Management Information Circular

EX-99.2     Notice of Annual and Special Meeting of Shareholders

EX-99.3     Certificate (Section 2.20 of National Instrument 54-101)

EX-99.4     Form of Proxy for Annual and Special Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.
(Registrant)
Date: June 6, 2018
/s/ Catalin Kilofliski
Catalin Kilofliski
Chief Executive Officer